

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

Via E-mail
Herman Yu
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai, 200121 China

> **Re: SINA Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed May 31, 2011**
> **File No. 000-30698**

Dear Mr. Yu:

We have reviewed your letter dated April 3, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 7, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3. Key Information

Risk Factors, page 4

General

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see

http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).
As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit
reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please
state this fact under a separate risk factor heading. Explain that this lack of inspection
prevents the PCAOB from regularly evaluating your auditor's audits and its quality
control procedures.

2.   We note your disclosures on page 17 regarding the potential risks associated with
        conducting your business through VIE contractual arrangements. Please further revise
        your disclosures to include a separate risk factor discussing the possession and control
        over your corporate chops, seals or other controlling non-tangible assets. Disclose which
        entity holds these items and who maintains control over the use of any corporate chops.
        Explain the purpose of these assets and what it would mean for your corporate structure
        and operations should you lose control over these assets.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Consolidation, page F-7

3.   We note from your response to prior comment 2 that the Trademark License Agreements
        just serve to provide further details regarding the main terms that are already contained
        within the Exclusive Technical Services Agreement. Since you have not yet filed the
        Exclusive Technical Services Agreement, please provide us with a copy of such
        agreement and specifically point out the terms of such agreement that you believe are
        further supported by the Trademark License Agreements.

4.   Your response also indicates that the company entered into the Trademark License
        Agreements to provide other potential revenue generating channels from the VIEs,
        however, you have not yet utilized those channels nor do you expect to do so in the
        foreseeable future. Please further revise the proposed disclosures provided in comment 5
        to your response letter dated December 30, 2011 to clarify, if true, that the Trademark
        License Agreements have not contributed to your operations nor do you expect them to
        contribute in the near future.

5.   We note your response to prior comment 2 where you state that the Exclusive Sales
        Agency Agreements "are designed to allow transfer of economic benefits through
        covering possible aspects of VIE's operation in case Sina decides to enter into." Please
        clarify this statement as it appears to be incomplete. Also, we note that you entered into
        the Exclusive Sales Agency Agreements to allow the company to generate revenues from
        the VIEs in the event the restrictions that prevent foreign-invested companies from
        operating MVAS and Internet businesses are removed. Please explain further why this

agreement is necessary. In this regard, if the PRC restrictions were lifted, it would seem that you would no longer be required to conduct your business through contractual arrangements with the VIEs. Further, while we note that the company believes the current likelihood of such changes being implemented in the future is remote, as this Agreement provides for the terms of your continued operations should such restrictions be lifted, it remains unclear how you determined that it is not necessary to file this agreement as an exhibit to your filing. Please explain further and provide your analysis in the context of Instruction 3 to Exhibits of Form 20-F.   Lastly, please further revise the proposed disclosures provided in your response to comment 5 in your December 30, 2011 letter to further explain the purpose of the Exclusive Sales Agency Agreements and the company's belief as to the likelihood these agreements will impact your operations.

You may contact Megan Akst at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief